February 4, 2013
VIA EDGAR

Division of Corporate Finance
Mail Stop 3561
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Ms. Angie Kim; Ms. Lilyanna L. Peyser

Re:	Omagine, Inc.
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2011
Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed January 22, 2013
Response dated January 24, 2013

File No. 001-16419

Dear Ms. Kim and Ms. Peyser:

This letter responds to comments contained in the Staff letter dated January 31, 2013 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the two above referenced filings by the Company on January 22, 2013 of (i) Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2011 and (ii) Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2012 (collectively, the “Amended Filings”).

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

General

1.
Please file Item 4.02 of Form 8-K along with the appropriate disclosures regarding your previously issued financial statements that cannot be relied upon in connection with your restatements of the financial statements. Also, please amend the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2012 similarly as soon as possible.

Response

We are in the process of amending the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2012 and will file them as soon as possible.

With respect to filing Item 4.02 of Form 8-K (an “8-K Filing”), we do not believe the Staff comment applies to our facts and circumstances.

The Amended Filings state in relevant part that the DSE financial statements: “does not change any numbers previously reported in our financial statements contained in the Original Filing but it does change the presentation format of our financial statements to reflect the Company’s present status as a DSE …”

We do not believe an Item 4.02 8-K is required because the changes to our previously filed financial statements were not material and did not change the amounts stated. The Amended Filings include our restated financial statements in order to present them in DSE format, but such restatement and reformatting does not cause our previously issued financial statements to be unable to be relied upon in any manner. Not a single number has changed in our financial statements as a result of reformatting them into DSE presentation format. Moreover, the entirety of the financial information presented separately in the DSE financial statements constitutes financial information that flowed through and was included in our previously filed financial statements  – it was merely not separately presented therein. As such we do not believe that an Item 4.02 8-K should be filed.

Form 10-K Amendment No. 2

Item 9A Controls and Procedures, page 23

Management’s evaluation of disclosures control and procedures, page 23

Management’s report on internal control over financial reporting, page 24

2.
We note your disclosures of effective disclosure controls and procedures and internal control over financial reporting as of December 31, 2011 as well as similar disclosure in the Form 10-Q/A filed January 22, 2013 regarding disclosure controls and procedures. In light of your financial statement restatements, we are unclear how you could reasonably conclude that disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2011. Please explain or revise.

Response

We refer below to our response letter to you dated October 26, 2012 (the “Initial Company Response Letter”) and to your reply to the Initial Company Response Letter dated November 9, 2012 (the “Staff Reply Letter”) and to our recent response letter to you dated January 24, 2013 (the “Second Company Response Letter”).

Our proposed amendment language for “Item 9A Controls and Procedures” was set forth in full in the Initial Company Response Letter – and that identical language was included by us in the Amended Filings. The Staff Reply Letter stated: “We note your response to prior comment 2 and await your amendment to Form 10-K”.  The Staff kindly agreed to review a draft of the contents of the Second Company Response Letter in advance before we officially submitted it to the SEC via EDGAR. Because of our limited resources, we greatly appreciated this accommodation by the Staff as it saved us both time and money. The Second Company Response Letter stated: “The Company has filed the Second Amended Filing to revise Item 9 A. Controls and Procedures in accordance with our response to comment 2 in the Response Letter.

As mentioned in response to comment 1 above, we do not believe that an Item 4.02 8-K is required and thus we do not think that our belief about the effectiveness of our internal controls needs to be revised.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Amended Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the Amended Filings mentioned above.

Very truly yours,

	By:	/s/ Frank J. Drohan
cc: David B. Manno		Frank J. Drohan
President and Chief Executive Officer

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